UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 14, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Senior Mortgage Loan – Ark Douglas - Update

On November 15, 2016, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Lending”) a first mortgage loan with a maximum principal balance of $1,250,000 (the “Ark Douglas Senior Loan”). The borrower, Ark Douglas LLC, a California limited liability company (“Ark Douglas”), used the loan proceeds to purchase land located at 1363-1371 Douglas Street, Los Angeles, CA 90026 (the “Ark Douglas Property”), and plans to redesign the seven entitled small lot homes and eventually build the small lot subdivision after securing construction financing. The Ark Douglas Senior Loan was secured by the Ark Douglas Property.

On November 14, 2017, Ark Douglas paid off the investment for the full amount of the Ark Douglas Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 9% interest received per annum. Principal drawn to date amounted to $1,250,000 as of the pay-off date. Ark Douglas intends to proceed through construction of the project in 2018.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:  November 20, 2017